Exhibit 99.1

COURT ISSUES ORDERS IN CLASS ACTION LITIGATION AGAINST CABLE AND WIRELESS PLC

Cable and Wireless plc notes today, 22 March 2004, that in relation to the securities class action pending against the company and several of its former officers and directors (collectively “the Defendants”), the U.S. District Court for the Eastern District of Virginia (the “Court”) has issued orders in respect of motions filed by the Defendants.

The Court orders state in summary that:

•	The Defendants’ motions to dismiss the consolidated class action complaint are granted;
•	The motion of Sir Ralph Robins, the company’s former chairman, to dismiss the claims against him for lack of personal jurisdiction is granted;
•	The Defendants’ alternative motions to dismiss the claims of foreign (non-U.S.) purchasers for lack of subject matter jurisdiction are denied.

Cable and Wireless plc cannot comment further at this stage on the effect of these orders without the Court Memorandum of Opinion setting forth the reasons for the orders. The Court indicated that this would be forthcoming, although no time frame has been set, and Cable and Wireless plc will provide a further announcement when it is issued.

Contacts

Investor Relations:
Louise Breen	Director, Investor Relations	+44 20 7315 4460
Virginia Porter	VP, Investor Relations, New York	+1 646 207 6570
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225

Media:
Peter Eustace	Head of Media Relations	+44 20 7315 4495